Exhibit 97.1

RESERVOIR MEDIA, INC.

CLAWBACK POLICY

Effective October 2, 2023

The Board of Directors (“Board”) of Reservoir Media, Inc. (the “Company”) has adopted this Clawback Policy (this “Policy”) to provide for the recovery of erroneously awarded incentive-based Compensation from executive officers in accordance with the listing requirements of The Nasdaq Stock Market (“Nasdaq”), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”).

A.	Application of Policy

This Policy applies in the event of any restatement (“Restatement”) of the Company’s financial results due to its material non-compliance with financial reporting requirements under the securities laws. This Policy does not apply to restatements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; and (5) revision for stock splits, reverse stock splits, dividends or other changes in capital structure (collectively the “Restatement Exclusions”).

B.	Executive Officers Subject to the Policy

All “executive officers” of the Company are covered by this Policy, regardless of whether they had any responsibility for the financial statement errors which required Restatement. "Executive Officers" as used herein means the Company’s current or former Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer. (the “Executive Officers”).

C.	Compensation Subject to the Policy

This Policy applies to any incentive-based compensation received by an Executive Officer during the period (the “Clawback Period”) consisting of any of the three fiscal completed years immediately preceding:

●	the date that the Company’s Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
●	the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

This Policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-based compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.

For example, certain incentive-based compensation includes an annual EBITDA bonus that is based on the Company’s Adjusted EBITDA for the fiscal year, whether paid in cash or in the form of an equity award. In addition, certain incentive- based compensation includes a cash performance bonus to the extent that the performance metrics used to calculate such bonus include financial reporting measures such as revenue or EBITDA.

Incentive-based compensation does not include base annual salary, compensation which is awarded based solely on service to the Company (e.g. a time- vested award, including time-vesting stock options or restricted share units), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

D.	Amount Required to be Repaid Pursuant to this Policy

The amount of incentive-based compensation that must be repaid (subject to the few limitations discussed below) is the amount of incentive-based compensation received by the Executive Officer or former Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount and provide supporting documentation, in each case in accordance with Securities Exchange Commission and Nasdaq rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer or former Executive Officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure.

Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original incentive-based compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable

Amount will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of incentive-based compensation that was erroneously awarded.

In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

If equity compensation is recoverable due to being granted to or vested by the Executive Officer, in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

●	if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
●	if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
●	if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless the Compensation Committee determines that it would be impracticable to recover the such amount because (1) the direct costs of enforcing recovery would exceed the Recoverable Amount and/or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

E.	Additional Clawback Required by Section 304 of the Sarbanes-Oxley Act of 2002

In addition to the provisions described above, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:

●	any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document; and
●	any profits realized from the sale of securities of the Company during that 12-month period.
F.	Crediting of Recovery Amounts

To the extent that subsections A, B, C and D of this policy (the “Rule 10D-1 Clawback Requirements”) would provide for recovery of incentive-based compensation recoverable by the Company pursuant to Section 304 of the Sarbanes- Oxley Act, in accordance with subsection E of this policy (the “Sarbanes-Oxley Clawback Requirements”), and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements. Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Company.

G.	Effective Date

This Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to any and all Incentive Compensation that is approved, awarded or granted to Executive Officers on or after that date and any Incentive Compensation that is outstanding as of the Effective Date.”

H.	General Provisions

This Policy shall be administered by the Compensation Committee and may be amended from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.

The Company will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy.

The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its Subsidiaries.

All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its Subsidiaries and the persons to whom this Policy applies. Executive Officers are required to acknowledge that they have read this Policy annually. If you have questions about the interpretation of this Policy, please contact the Office of General Counsel (ogc@reservoir-media.com).

Adopted: October 27, 2023

Exhibit A

ACKNOWLEDGEMENT OF RESERVOIR MEDIA’S CLAWBACK POLICY

By my signature below, I acknowledge and agree that:

●	I have received and read the attached Clawback Policy for the Recovery of Erroneously Awarded Compensation (this “Policy”).
●	I hereby agree to abide by all of the terms of this Policy both during and after my employment with Reservoir, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

Signature:

Printed Name:

Date: